Exhibit 99.1

Organigram Announces Director Appointment

TORONTO--(BUSINESS WIRE)--March 21, 2023--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI; NASDAQ: OGI), announced that BAT has designated Ms. Caroline Ferland as a nominee to Organigram’s board of directors (the “Board”). Caroline Ferland is a lawyer with extensive international experience assisting multinational companies to operate with confidence and integrity in highly regulated and high-risk environments. As the first Group Head of Business Conduct and Compliance for BAT, Caroline led the design and implementation of BAT’s global compliance and ethics programme (BAT operates in more than 150 jurisdictions across the world). Caroline is also experienced in managing strategic litigation and regulatory investigations. She was awarded the Advocatus Emeritus (Ad.E) recognition by the Quebec Bar in 2014. Previously, she chaired the Board of Directors of the Quebec Branch of the Canadian Bar Association, and of the Centre d’accès à l’information juridique. She was also a Director of other Boards, such as the Fondation Marie-Vincent, the Barreau du Québec and the Barreau de Montréal. Ms. Ferland is a Chartered Director (C.Dir) and recognized Administrateur de sociétés certifié (ASC). Caroline holds a BA in Economics from Université de Sherbrooke, as well as a B.C.L. and an LL.B Law from McGill University. Ms. Ferland’s appointment brings the Company’s total number of directors to ten.

“We are thrilled to welcome Caroline to our Board of Directors. Her extensive experience in legal and regulatory matters combined with experience with BAT will be a tremendous asset to our Board”, said Peter Amirault, Board Chair, Organigram.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media inquiries:
Paolo De Luca
Chief Strategy Officer
paolo.deluca@organigram.ca

For investor inquiries:
investors@organigram.ca